UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, January 31, 2017

RELEVANT INFORMATION

Avianca Holdings S.A. (“AVH” or the “Company”), informs:

1.	AVH reaffirms its continuing commitment to move forward with its previously announced process to enter into a strategic alliance with a world-class global partner. Taking into account the various indications of interest received during this process and the long-term interests of AVH, AVH intends to pursue a strategic commercial alliance with United Airlines whose terms and conditions are yet to be negotiated. AVH’s Board of Directors authorized AVH to conduct all the analysis and to take all necessary steps in connection with such potential strategic-commercial alliance.

2.	On a different matter, AVH was informed by Synergy Aerospace Corp. in its capacity as controlling shareholder, that Synergy intends to make a capital contribution to AVH of up to US$200.000.000. Synergy has advised AVH that Synergy’s intent is that AVH would afford all its shareholders, including preferred shareholders, the opportunity to participate in such capitalization on a pro-rata basis. This proposed capitalization would be subject to all necessary corporate, regulatory and other approvals.

3.	Finally, Synergy also informed AVH of Synergy’s intention to seek all necessary approvals for the eventual combination of AVH with Avianca Brasil (OceanAir), a Brazilian airline controlled by Synergy, on fair and reasonable terms for both companies.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Hernán Rincón
Name:	Hernán Rincón
Title:	Chief Executive Officer